Exhibit 1

JOINT FILING AGREEMENT

　　　In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to the Class I common stock, par value $0.01 per share, Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, Class T common stock, par value $0.01 per share, Class C common stock, no par value per share, and Class E common stock, no par value per share, of Brookfield Real Estate Income Trust Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

　　　Date: December 23, 2025

BROOKFIELD CORPORATION

By:　　/s/ Swati Mandava
Name: Swati Mandava
Title:　Managing Director, Legal & Regulatory

BROOKFIELD HOLDINGS CANADA INC.

By:　　/s/ Swati Mandava
Name: Swati Mandava
Title:　Vice President & Secretary

BROOKFIELD CORPORATE TREASURY LTD.

By:　　/s/ Swati Mandava
Name: Swati Mandava
Title:　Vice President & Secretary

BROOKFIELD OAKTREE HOLDINGS CANADA INC.

By:　　/s/ Matt Herrington
Name: Matt Herrington
Title:　President

BROOKFIELD OAKTREE HOLDINGS, LLC

By:　　/s/ Richard Ting
Name: Richard Ting
Title:　Authorized Signatory

OCG NTR HOLDINGS, LLC

By:　　/s/ Michelle Campbell
Name: Michelle Campbell
Title:　Director

OCG NTR HOLDINGS SUB LLC

By:　　/s/ Michelle Campbell
Name: Michelle Campbell
Title:　Director

BUSI II GP-C LLC

By:　　/s/ Michelle Campbell
Name: Michelle Campbell
Title:　Secretary

BUSI II-C L.P., by its general partner, BUSI II GP-C LLC

By: /s/ Michelle Campbell

Name: Michelle Campbell
Title: Secretary

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By: /s/ Richard Ting

Name: Richard Ting

Title: Managing Director and General Counsel

BROOKFIELD ASSET MANAGEMENT LTD.

By: /s/ Kathy Sarpash

Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory and Corporate Secretary

BROOKFIELD ASSET MANAGEMENT ULC

By: /s/ Kathy Sarpash

Name: Kathy Sarpash
Title: Vice President & Secretary

BROOKFIELD US HOLDINGS INC.

By: /s/ Kathy Sarpash

Name: Kathy Sarpash
Title: Vice President & Secretary

BROOKFIELD US INC.

By: /s/ Kathy Sarpash

Name: Kathy Sarpash
Title: Secretary

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

By: /s/ Michelle Campbell

Name: Michelle Campbell
Title: Attorney-in-Fact

BROOKFIELD PROPERTY GROUP LLC

By: /s/ Michelle Campbell

Name: Michelle Campbell
Title: Attorney-in-Fact

BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC

By: /s/ Michelle Campbell

Name: Michelle Campbell
Title: Attorney-in-Fact

BIM CAPITAL LLC

By: /s/ Michelle Campbell

Name: Michelle Campbell
Title: Attorney-in-Fact

BROOKFIELD REIT ADVISER LLC

By: /s/ Michelle Campbell
Name: Michelle Campbell
Title: Attorney-in-Fact